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                            Lifecodes Corporation
                               550 West Avenue
                         Stamford, Connecticut 06902



                                                          July 13, 1998

Mr. Keith W. Brown
President and CEO
GeneScreen Inc.
2600 Stemmons Freeway, Suite 133
Dallas, Texas  75207

Dear Keith:

         Representatives of Lifecodes Corporation (the "Purchaser") have had discussions with you and your representatives concerning the prospective acquisition by Purchaser of all of the issued and outstanding stock, of GeneScreen Inc. (the "Company").

         On the basis of information concerning the Company's assets, liabilities, business and operations which has been furnished to date, Purchaser makes the following expression of intent to enter into certain transactions with the Company, upon terms and conditions set forth below:

1.        Merger; Purchase Price.

         (a) At the closing of the transactions contemplated hereby (the "Closing"), the Company shall merge with and into the Purchaser (the "Merger").

         Included among the Company's assets at Closing will be a royalty-free, fully paid-up, perpetual, transferable, worldwide license from the Company's wholly-owned subsidiary, Molecular Tool, Inc. ("MTI"), to patented GBA methods owned or licensed by MTI (the "MTI License"), subject only to MTI's existing license with Lab Corporation of America (f/k/a Roche Biomedical Laboratories) ("Lab Corp") in the field of human identity testing for paternity analysis in the United States (the "Lab Corp License"), together with an assignment to the Company of all royalty and other payments paid or payable by Lab Corp to MTI pursuant to the terms of the Lab Corp License. The MTI License shall be exclusive for service testing and product sales in the fields of human and animal identity testing and transplantation and animal pharmacogenetic services; and co-exclusive with MTI for services in the field of human pharmacogenetics (i.e., exclusive, subject only to the retained right of MTI to provide services in such field, which right shall not be licensed or sublicensed by MTI, but may be transferred only to the purchaser of MTI or substantially all of MTI's assets).

         (b) On the date of the Closing (the "Closing Date"), as consideration for all of the stock of the Company, the Company's stockholders shall receive an aggregate purchase price of $12,500,000 payable as follows: $5,000,000 in cash, plus $7,500,000 in registered shares of Lifecodes common stock ("Lifecodes Shares") to be issued simultaneously with the closing of Lifecodes' underwritten initial public offering ("IPO"); provided that all shares issued to the

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Mr. Keith W. Brown
July 13, 1998
Page 2

Company's shareholders shall be subject to a 180 day lock-up agreement. The number of shares will be determined by dividing the purchase price by the price to the public in the IPO and rounding to the nearest number of shares at the Closing, except that for purposes of the calculation, the price of such shares shall not exceed $60 per share on a current, pre-split basis. Payment of the cash portion of purchase price would be subject to escrow arrangements for 20% of the aggregate purchase price. Purchaser shall reserve the right to allocate between cash and Lifecodes Shares as among the Company's selling shareholders in order to comply with applicable securities laws.

         (c) On the Closing Date, the Purchaser would acquire all right, title and interest in and to all of the issued and outstanding shares of the Company free and clear of all claims, liens, encumbrances, mortgages, charges, security interests, options, rights, restrictions or any other interests or imperfections of title whatsoever, except as otherwise agreed to by Purchaser.

2.        Closing Adjustment.

         There will be an adjustment at the time of the Closing providing for the issuance of additional Lifecodes Shares up to a maximum aggregate value equal to $1,250,000 or reduction in the number of Lifecodes Shares issued to the Company or refund to Purchaser of cash held in escrow based upon changes to the Company's balance sheet net worth from May 31, 1998 to the end of the month immediately preceding the month in which the Closing occurs, with the Lifecodes Shares valued at the same price as at Closing. Included in such adjustment shall be a reduction in the purchase price: (i) in the amount of $327,040 for certain bonus commitments made by the Company (to the extent such obligations are assumed by Purchaser), (ii) for obligations for arms-length loans made to the Company after March 31, 1998 but before Closing (including, any loans or other financial accommodations made by the Purchaser to the Company or MTI to fund MTI's cash needs), (iii) liability for interim financing and accounts payable over 60 days, and (iv) any tax obligations or liabilities incurred by the Company in connection with the MTI Transaction (as defined in Section 4(i) below).

3.        Business Review.

         Prior to the consummation of the Merger, each party and its respective financial advisors, counsel, accountants, employees and agents shall be afforded full access to all laboratories, plants, personnel and to all information, including the financial records of the other party, to determine that the transaction can be consummated in accordance with applicable statutes and regulations and to verify the accuracy of the representations heretofore made and hereafter to be made in definitive documents.

4.       Conditions.

         The obligations of Purchaser and the Company to consummate the transactions contemplated hereby shall be subject to, among other things, the following conditions:

         (a) Each party shall have completed its investigation and examination of all material aspects of the other party to such party's complete satisfaction.

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Mr. Keith W. Brown
July 13, 1998
Page 3

         (b) All approvals, consents and/or waivers from third parties that are required under any material contract, license or lease which is to be assigned and assumed by Purchaser in connection with the transactions contemplated hereby shall have been obtained.

         (c) There shall have been no adverse change in the business, assets, liabilities, operations, prospects, properties or condition, financial or otherwise, of the other party and no transactions, involving the other party other than transactions contemplated hereby, the Purchaser's acquisition of substantially all of the assets of Helix Biotech Ltd. and other transactions in the ordinary, regular and normal course of its business shall have occurred prior to the Closing.

         (d) Any governmental agency or agencies whose approval is required shall have unconditionally approved the transactions contemplated hereby and any and all waiting periods for consummating the transaction shall have elapsed.

         (e) If Purchaser deems it appropriate, Purchaser shall have obtained, at its sole cost and expense, an environmental report prepared by an environmental testing or consulting firm of Purchaser's selection stating that the soil and water of the real property, both surface and subsurface, is free and clear of all hazardous waste, contaminants, pollutants and toxic substances of any kind or nature whatsoever.

         (f) Each of the agreed upon key stockholders, employees, directors and officers and the Company shall agree for a period of time satisfactory to Purchaser not to carry on, be engaged, concerned, or take part in, or render services to, or own, share in the earnings of, or invest in the stocks, bonds or other securities of any person, firm, corporation or other business organization engaged anywhere within geographic areas satisfactory to Purchaser in a business which is substantially similar to or in competition with any of the businesses carried on by the Company.

         (g) Purchaser shall have obtained any and all security clearances necessary for Purchaser to perform services for or supply goods to any governmental agency or bureau of the United States Government currently being performed or supplied or proposed to be performed or supplied by the Company.

         (h) The Securities and Exchange Commission shall have declared the IPO registration statement effective.

         (i) The Company shall have sold its MTI subsidiary or spun off the shares of MTI to its shareholders ("MTI Transaction").

         (j) Approval of the contemplated transactions by the Company's stockholders.

         (k) The parties shall have executed definitive agreements for the consumption of the proposed transaction, containing such representations, warranties, covenants and indemnities as are customary for acquisitions of this nature and providing that such representations and warranties shall survive for an appropriate period of time.

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Mr. Keith W. Brown
July 13, 1998
Page 4

5.       Expenses.

         The Company shall pay all of its expenses (including the fees and expenses of its accountants, brokers, financial advisors and counsel) in connection with the transactions contemplated hereunder. Purchaser shall pay all of its expenses (including the fees and expenses of its financial advisors, accountants and counsel and all registration expenses, but not customary selling shareholder expenses) in connection with the transactions contemplated hereunder.

6.       Timetable.

         We are submitting this letter of intent in good faith. If it is acceptable to you, please so indicate by having this letter signed where indicated below and return the same to us within two (2) days of the date of this letter, whereupon we will instruct our counsel to prepare proposed drafts of the definitive acquisition documents, in order that we can execute a definitive agreement by July 31, 1998 and accomplish a Closing of the transaction by September 4, 1998, provided that if the IPO is not effective by such date, Purchaser may, at its option, extend the Closing up to and including November 30, 1998.

7.       No Negotiation.

         Until such time up to and including November 30, 1998 as this letter of intent is terminated pursuant to its terms, the Company will not, and will cause each of its representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any person or entity (other than Purchaser) relating to any transaction involving the sale of the Company or any substantial portion of the business or assets of the Company (other than in the ordinary course of business and other than the MTI Transaction), or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company. Notwithstanding the foregoing, the Company may sell its capital stock or securities convertible into its capital stock to its existing shareholders, so long as such sales are at fair market value.

8.       Other Matters.

         At the Closing, Keith W. Brown shall be elected to the Board of Directors of Purchaser; thereafter, Mr. Brown's election to the Board will be subject to customary proxy and state law rules and statutes. Purchaser presently intends to retain those of the Company's existing employees as shall be mutually agreed upon at Closing.

9.       Nature of Letter; Definitive Agreements.

         You hereby represent and warrant to Purchaser that the transactions contemplated hereby have been approved by the Board of Directors of the Company. This letter contains an outline of terms only and except for Paragraph 7 and any nondisclosure agreement between us, shall not be legally binding upon any of you, Purchaser or the Company. All provisions set forth herein shall be

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Mr. Keith W. Brown
July 13, 1998
Page 5

refined and reflected in final definitive agreements and in schedules and ancillary documents containing terms, provisions, representations, warranties, covenants, conditions, waivers and indemnities (and security therefor) in accordance with the terms hereof or as are customary for acquisitions of this kind or agreed to by Purchaser and the Company. Accordingly, if for any reason whatsoever the aforesaid Merger is not consummated, neither Purchaser nor the Company shall be entitled to any form of relief whatsoever, including, without limitation, injunctive relief or damages. In addition, this letter supersedes in its entirety the letter of intent, dated June 24, 1998, by and between the Purchaser and Company, regarding the subject matter hereof.

                                            Very truly yours,

                                            LIFECODES CORPORATION


                                            By__________________________________
                                                Walter O. Fredericks
                                                Its President and CEO


Agreed to and accepted
this _____ day of July, 1998.

GENESCREEN INC.


By__________________________________
     Keith W. Brown
     Its President and CEO